Exhibit 4.2

NEOGENOMICS, INC.

EQUITY INCENTIVE PLAN

STOCK OPTION AGREEMENT

Pursuant to this Stock Option Agreement (“Agreement”), NeoGenomics, Inc. (the “Company”) has granted you an option (“Stock Option”) under its Amended and Restated Equity Incentive Plan, dated March 3, 2009 (the “Plan”) to purchase the number of shares of the Company’s Common Stock at the exercise price and in accordance with the vesting schedule indicated herein. Defined terms not explicitly defined in this Stock Option Agreement but defined in the Plan shall have the same definitions as in the Plan.

The details of your Stock Option are as follows:

Optionee (“you”):		Maher Albitar, M.D.

Address of Optionee:		27165 Kiavo Dr.
Valley Center, CA 92082

Date of Grant:		January 9, 2012

Vesting Commencement Date:		January 9, 2012

Number of Shares Subject to the Stock Option:		250,000

Exercise Price:	Per Share $ 1.43	Total $ 357,500

Type of Grant:	☐ Incentive Stock Option	XXX Non-Qualified Stock Option

Vesting Schedule:	Your Stock Option shall vest based on the following schedule:

62,500 on January 9, 2013 62,500 on January 9, 2014 62,500 on January 9, 2015 62,500 on January 9, 2016

Authorization for Grant: This Stock Option was granted to you pursuant to that certain letter agreement between you and the Company dated January 6, 2012 and accepted by you on January 6, 2012 that created an exclusive medical services contractor relationship between the Company and you (the “Offer Letter”) and that certain Medical Services Agreement, dated January 6, 2012 (the “Contractor Agreement”) executed by you and the Company. This grant was authorized by the Board of Directors of the Company at a telephonic Board Meeting held on January 6, 2012.

Expiration Date: Unless sooner terminated in accordance with this Agreement or the terms of the Plan, the Stock Option will terminate on the fifth anniversary of the Date of Grant.

Section 1. Grant of Stock Option.

1.1 Type of Stock Option. The type of Stock Option that you have been awarded is referenced above.

1.2 This Section Intentionally Left Blank.

1.3 Number of Shares and Exercise Price. The number of shares of Common Stock subject to your Stock Option and the exercise price per share referenced above may be adjusted from time to time for capitalization adjustments, as provided in Section 22 of the Plan.

Section 2. Vesting. Subject to the limitations, if any, provided in the Plan or contained herein, your Stock Option will vest as provided above.

Section 3. Exercise of Stock Options. Except as otherwise provided herein, and subject to the provisions of the Plan (including restrictions on the transferability of the Stock Option and special provisions relating to exercise or termination of the Stock Option following your termination, death or Disability, certain changes in capitalization of the Company or a merger or asset sale), the Stock Option granted pursuant to this Agreement shall be subject to exercise as follows:

(a) You may exercise the vested portion of your Stock Option during its term by delivering a Notice of Exercise (in a form designated by the Company) together with the exercise price to the Committee, or to such other person as the Committee may designate, during regular business hours, together with such additional documents as the Company may then require.

(b) By exercising your Stock Option, you agree that, as a condition to any exercise of a Stock Option, the Company may require you to enter into an arrangement providing for the payment by you to the Company of any tax withholding obligation of the Company arising by reason of (1) the exercise of your Stock Option, (2) the lapse of any substantial risk of forfeiture to which the shares of Common Stock are subject at the time of exercise, or (3) the disposition of shares of Common Stock acquired upon such exercise.

(c) If your Stock Option is an Incentive Stock Option, by exercising your Stock Option, you agree to notify the Company in writing within 15 days after the date of any disposition of any of the shares of Common Stock issued upon exercise of your Stock Option that occurs within two years after the Date of Grant or within one year after such shares of Common Stock are issued upon exercise of your Stock Option.

(d) By exercising your Stock Option, you agree that the Company (or a representative of the underwriter(s)) may, in connection with the first underwritten registration of the offering of any securities of the Company under the Act, require that you not sell, dispose of, assign, encumber, transfer, make any short sale of, grant any Stock Option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any shares of Common Stock or other securities of the Company held by you, for a period of time specified by the underwriter(s) (not to exceed 180 days) following the effective date of the registration statement of the Company filed under the Act. You further agree to execute and deliver such other agreements as may be reasonably requested by the Company and/or the underwriter(s) that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to your shares of Common Stock until the end of such period.

Section 4. Method of Payment. Payment of the exercise price is due in full upon exercise of all or any part of the Stock Option. You may elect to make payment by one or a combination of the following methods:

(a) Cash, check or wire transfer;

(b) In the Committee’s sole discretion at the time your Stock Option is exercised and provided that at the time of exercise the Common Stock is publicly traded and quoted regularly in The Wall Street Journal, pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board which, prior to the issuance of Common Stock, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds attributable to such Common Stock; or

(c) Provided that at the time of exercise the Common Stock is publicly traded and quoted regularly in The Wall Street Journal, by delivery of already-owned shares of Common Stock either that you have held for the period required to avoid a charge to the Company’s reported earnings (generally six months) or that you did not acquire directly or indirectly from the Company, that are owned free and clear of any liens, claims, encumbrances or security interests, and that are valued at Fair Market Value on the date of exercise. “Delivery” for these purposes, in the sole discretion of the Committee at the time you exercise your Stock Option, shall include delivery to the Company of your attestation of ownership of such shares of Common Stock in a form approved by the Committee. Notwithstanding the foregoing, you may not exercise your Stock Option by tender to the Company of Common Stock to the extent such tender would violate the provisions of any law, regulation or agreement restricting the redemption of the Company’s stock.

Section 5. Whole Shares. You may exercise your Stock Option only for whole shares of Common Stock.

Section 6. Term of Stock Option.

6.1 Commencement. The term of your Stock Option commences on the Date of Grant.

6.2 Expiration. Except as otherwise provided in Section 35 of the Plan in the event of a merger or sale under certain circumstances, the term of your Stock Option expires upon the earliest of the following:

(a) immediately upon the termination of your service with the Company or any Subsidiary, whether as an employee, officer, director, adviser or consultant, for “Cause” (as such term is defined below) or upon the breach by you of any of the covenants set forth in Section 9 below, except as otherwise provided in Section 9.3 below;

(b) three months after the termination of your services with the Company for any reason other than death or Disability, provided that if during any part of such three month period your Stock Option is not exercisable solely because of the condition set forth in Section 7 below relating to “Securities Law Compliance”, your Stock Option shall not expire until the earlier of the Expiration Date or until it shall have been exercisable for an aggregate period of three months after the termination of your service with the Company;

(c) 12 months after the termination of your service with the Company due to death or Disability;

(d) the Expiration Date; or

(e) the fifth anniversary of the Date of Grant.

6.3 Cause. For purposes of this Agreement, the termination of your services with the Company for “Cause” shall mean termination due to any of the reasons listed in Section 6 (b) of the Contractor Agreement.

6.4 Disability. For purposes of this Agreement, “Disability” shall mean any mental or physical illness, condition, disability or incapacity which prevents you from reasonably discharging your duties and responsibilities to the Company for a period of forty five (45) days in any ninety day period. In the event that any disagreement or dispute shall arise between the Company and you as to whether you suffer from any Disability, then, in such event, you shall submit to the physical or mental examination of a physician licensed under the laws of the state in which you reside, who is mutually agreeable to you and the Company, and such physician shall determine whether you suffer from any Disability. In the absence of fraud or bad faith, the determination of such physician shall be final and binding upon the Company and you.

6.5 Incentive Stock Option Employee Rule. If your Stock Option is an Incentive Stock Option, note that to obtain the federal income tax advantages associated with an “Incentive Stock Option,” the Code requires that at all times beginning on the Date of Grant of your Stock Option and ending on the day three months before the date of your Stock Option’s exercise, you must be an employee of the Company or a Subsidiary or Parent Company, except in the event of your death or Disability. The Company has provided for extended exercisability of your Stock Option under certain circumstances for your benefit but cannot guarantee that your Stock Option will necessarily be treated as an “Incentive Stock Option” if you continue to provide services to the Company or a Subsidiary or Parent Company as a consultant, adviser or director after your employment terminates or if you otherwise exercise your Stock Option more than three months after the date your employment terminates.

Section 7. Securities Law Requirements. Notwithstanding anything to the contrary contained herein, you may not exercise your Stock Option unless the shares of Common Stock issuable upon such exercise are then registered under the Act or, if such shares of Common Stock are not then so registered, the Company has determined that such exercise and issuance would be exempt from the registration requirements of the Act. The Company may request a legal opinion of your counsel, reasonably satisfactory to the Company, with respect to such exemption. The exercise of your Stock Option must also comply with other applicable laws and regulations governing your Stock Option, and you may not exercise your Stock Option if the Company determines that such exercise would not be in material compliance with such laws and regulations or would result in liability under Section 16 of the Securities Exchange Act of 1934, as amended.

Section 8. Change of Control. Notwithstanding the provisions of Section 2, in the event that a Change of Control shall occur after the Date of Grant, all unvested portions of your Stock Option shall vest in full. For purposes of this Section 8, “Change of Control” means the occurrence of any of the following events: (i) any “person” or “group” (as defined in Section 13(d) and 14(d) of the Exchange Act) together with their affiliates become the ultimate “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act) of voting stock of the Company representing more than 50% of the voting power of the total voting stock of the Company; (ii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation or entity regardless of which entity is the survivor, other than a merger or a consolidation which would result in the voting stock of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or the parent thereof) at least 50% of the combined voting power of the voting securities of the Company or such surviving entity or the parent thereof, outstanding immediately after such merger or consolidation; or (iii) the stockholders of the Company approve a plan of complete liquidation or winding up of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets.

Section 9. Confidentiality and Non-Compete. In connection with and in consideration for the grant of this Stock Option to you, the Company and you have executed a Confidentiality, Title to Work Product and Non-Solicitation Agreement, dated January 6, 2012 (the “Work Product Agreement”) and a Confidentiality and Non-Compete Agreement, dated January 6, 2012 (the “Non-Compete Agreement”, and together with the Work Product Agreement, the “Ancillary Agreements”), which are incorporated into this Agreement by reference, and you hereby acknowledge your obligations thereunder. You further agree that if you violate any provision of the Ancillary Agreements, you shall immediately forfeit any rights and benefits under your Stock Option, this Agreement and the Plan; provided, however, that any inadvertent violations of the provisions set forth in the Ancillary Agreements that have not had or are not expected to have a material impact on the Company shall not result in the forfeiture of your rights and benefits under your Stock Option, so long as you notify the Company upon becoming aware of such inadvertent violations and agree to rectify and/or cease such activities immediately. Nothing in this Section 9 or the Ancillary Agreements will be deemed to limit, in any way, the remedies at law or in equity of the Company for a breach by you of any of the provisions of this Section 9 or the Ancillary Agreements.

Section 10. No Right to Continue Employment or Service. Nothing in this Agreement, the Plan, or your Notice of Exercise shall confer upon you any right to continue to serve the Company or any Subsidiary in the capacity in effect at the time the Stock Option was granted or shall affect the right of the Company or any Subsidiary to terminate (i) your employment, if you are an employee, with or without notice and with or without cause, (ii) your service as a consultant or adviser, if you are a consultant or adviser, pursuant to the terms of your agreement with the Company or any Subsidiary or (iii) your service as a director, if you are a director, pursuant to the Bylaws of the Company or any Subsidiary and any applicable provisions of the corporate law of the state in which the Company or any Subsidiary is incorporated, as the case may be.

Section 11. Withholding of Taxes.

(a) At the time you exercise your Stock Option, in whole or in part, or at any time thereafter as requested by the Company, you hereby authorize withholding from payroll and any other amounts payable to you, and otherwise agree to make adequate provision for (including by means of a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board to the extent permitted by the Company), any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company or a Subsidiary, if any, which arise in connection with your Stock Option.

(b) Upon your request and subject to approval by the Company, in its sole discretion, and compliance with any applicable conditions or restrictions of law, the Company may withhold from fully vested shares of Common Stock otherwise issuable to you upon the exercise of your Stock Option a number of whole shares of Common Stock having a Fair Market Value, determined by the Company as of the date of exercise, not in excess of the minimum amount of tax required to be withheld by law. If the date of determination of any tax withholding obligation is deferred to a date later than the date of exercise of your Stock Option, share withholding pursuant to the preceding sentence shall not be permitted unless you make a proper and timely election under Section 83(b) of the Code, covering the aggregate number of shares of Common Stock acquired upon such exercise with respect to which such determination is otherwise deferred, to accelerate the determination of such tax withholding obligation to the date of exercise of your Stock Option. Notwithstanding the filing of such election, shares of Common Stock shall be withheld solely from fully vested shares of Common Stock determined as of the date of exercise of your Stock Option that are otherwise issuable to you upon such exercise. Any adverse consequences to you arising in connection with such share withholding procedure shall be your sole responsibility.

(c) You may not exercise your Stock Option unless the tax withholding obligations of the Company and/or any Subsidiary are satisfied. Accordingly, you may not be able to exercise your Stock Option when desired even though your Stock Option is vested, and the Company shall have no obligation to issue a certificate for such shares of Common Stock or release such shares of Common Stock from any escrow provided for herein or under the Plan.

Section 12. Non-Assignability. Your Stock Option is not transferable, except by will or by the laws of descent and distribution, and is exercisable during your life only by you. Notwithstanding the foregoing, by delivering written notice to the Company, in a form satisfactory to the Company, you may designate a third party who, in the event of your death, shall thereafter be entitled to exercise your Stock Option.

Further, with the approval of the Committee, you may transfer your Non-Qualified Stock Option for no consideration to or for the benefit of your Immediate Family (including, without limitation, to a trust for the benefit of your Immediate Family or to a partnership or limited liability company for one or more members of your Immediate Family), subject to such limits as the Committee may establish, and the transferee shall remain subject to all the terms and conditions applicable to your Non-Qualified Stock Option prior to such transfer. The term “Immediate Family” shall mean your spouse, parents, children, stepchildren, adoptive relationships, sisters, brothers and grandchildren (and, for this purpose, shall also include you).

At your request and subject to the approval of the Committee, Common Stock purchased upon exercise of your Non-Qualified Stock Option may be issued or transferred into your name and the name of your spouse jointly with rights of survivorship.

Section 13. Notice. For purposes of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given (a) one business day following confirmed facsimile transmission, (b) three business days after being delivered or mailed by United States registered mail, return receipt requested, postage prepaid, or (c) one business day after being sent via overnight delivery service, as follows:

If to the Company:

NeoGenomics, Inc.

12701 Commonwealth Drive, Suite 5

Fort Myers, FL 33913

Attn: Chief Financial Officer or Director of Finance

Facsimile No.: (239) 768-0711

and, if to you, to the address shown on this Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

Section 14. Governing Plan Document. Your Stock Option granted pursuant to this Agreement is subject to the terms and conditions set forth in the Plan, a copy of which is attached to this Agreement. All the terms and conditions of the Plan, as may be amended from time to time, and any rules, guidelines and procedures which may from time to time be promulgated and adopted pursuant to the Plan, are hereby incorporated into this Agreement, without regard to whether such terms and conditions (including, for example, provisions relating to certain changes in capitalization of the Company) are not otherwise set forth in this Agreement. In the event of any conflict between the provisions of this Agreement and of the Plan, the provisions of the Plan shall govern.

Section 15. Governing Law. The Plan shall be construed in accordance with the laws of the State of Nevada.

[Signatures Appear on the Following Page.]

By signing below, the undersigned Optionee acknowledges receipt of, and understands and agrees to, this Stock Option Agreement and the Plan. Optionee further acknowledges that as of the Date of Grant, the Stock Option Agreement and the Plan set forth the entire understanding between Optionee and the Company regarding the Stock Option and the acquisition of Common Stock of the Company pursuant to the exercise thereof and supersede all prior oral and written agreements on that subject, with the exception of Stock Options previously granted and delivered to Optionee under the Plan.

NeoGenomics, Inc.		Optionee:

By:	/s/ Steven C. Jones		/s/ Maher Albitar, M.D.
Name:	Steven C. Jones	Name:	Maher Albitar, M.D.
Title:	Executive Vice President, Finance

Date:	1/6/2012	Date:	1/6/2012